04 MAR -2 AM 7:21

26 February 2004

04010177

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs

Elementis plc
SEC Exemption Number 82-34751

Further to our initial submission for exemption made in September 2003, please find enclosed further documentation for filing as follows:-

1. All documentation filed with Companies House from 24 September 2003 together with schedule listing the same.

2. All documentation/announcements that have been filed with the London Stock Exchange from 24 September 2003, together with schedule listing the same.

3. All documentation that has been filed with the UKLA from 24 September 2003, together with schedule listing the same.

We would be grateful if you would confirm how regularly we are required to file all information required by Rule 12g3-2(b), should it be every time we file something with the above entities, or on a monthly basis or six monthly basis? Any guidance you can provide would be very much appreciated.

Please contact the undersigned on 44 (0) 1784 22 7023 if you have any questions or comments concerning this letter or if we can provide any further assistance.

Yours faithfully

Penny Watson
Company Secretary's Office
Elementis plc

dlw 3/2

Elementis plc

Elementis House
56 Kingston Road
Staines TW18 4ES, UK

Telephone: +44 (0) 1784 22 7000
Facsimile: +44 (0) 1784 46 0731
Email: elementis.info@elementis-eu.com
Website: www.elementis.com

London Stock Exchange Filings made since 24 September 2004

Date	Description
10 September 2003	Announcement regarding a submission made to the EU by Elementis on Reach Proposals.
19 September 2003	Announcement in respect of dealings by substantial shareholders (Fidelity International Limited) pursuant to S198 Companies Act 1985.
14 October 2003	Announcement regarding the Redeemable B Share circular stating that it has been submitted to the UK Listing Authority and would be available for inspection at the UK Listing Authority's Document Viewing Facility.
30 October 2003	Amended announcement regarding the issue of Redeemable B shares.
2 December 2003	Announcement in respect of dealings by substantial shareholders (Fidelity International Limited) pursuant to S198 Companies Act 1985.
8 December 2003	Elementis plc Trading Update.
30 December 2003	Announcement regarding the resignation of Richard McNeel as a non-executive Director of the company.
13 January 2004	Announcement regarding notification of preliminary results.
26 February 2004	Preliminary Results for the year ended 31 December 2003.

82 - 34751

Company	Elementis PLC
TIDM	ELM
Headline	Submission on REACH proposals
Released	14:56 10 Sep 2003
Number	6190P

PRESS INFORMATION

SUBMISSION TO EU ON REACH PROPOSALS

Staines, UK, Wednesday 10 September 2003 - Elementis plc (LSE: ELM)
Further to press comment this morning Elementis confirms that it has made a submission to the EU commission regarding the proposed new regulation, evaluation and authorisation for chemicals (REACH). Elementis believes that the burden of the proposals will fall disproportionately on specialty chemicals producers as their business necessarily involves a large range of products with relatively low volumes. No impact is anticipated on Elementis' chromium production.

In its submission Geoff Gaywood, Chief Executive comments that "Based on a strategic and financial assessment our likely business response to REACH as presently drafted will be to exit some business sectors, reduce the number of plants in the EU from five to three, and further emphasise new investment in plant and R&D in the US and the Far East".

The company currently estimates the impact on it of the REACH proposals over an eleven year period at €14-33 million.

In conjunction with the Chemical Industries Association and SEFIC the company is continuing to lobby against the REACH proposals.

The full submission to the EU is available on www.elementis.com

-Ends-

Enquiries
Elementis plc
Tel: +44 (0)1784 224 212

Geoff Gaywood	Chief Executive
Brian Taylorson	Finance Director
Hilary Reid Evans	Head of Corporate Communications

Brunswick
Tel: +44 (0) 207 404 5959
Andrew Fenwick
Chi Lo

END

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	13:33 19 Sep 2003
Number	9643P

RNS Number:9643P
Elementis PLC
19 September 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

4,660,800

6) Percentage of issued Class

1.079%

7) Number of shares/amount of stock disposed

-

8) Percentage of issued Class

-

9) Class of security

ORDINARY SHARES OF 5P

10) Date of transaction

NOT KNOWN

11) Date company informed

19.09.03

12) Total holding following this notification

40,485,784

13) Total percentage holding of issued class following this notification

9.38%

14) Any additional information

15) Name of contact and telephone number for queries

ALISON WHITE
01784 224374

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .19 SEPTEMBER 2003

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: Elementis Plc

2. Notifiable Interest: Ordinary Shares

FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO). investment manager for US mutua funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.

Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), and investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder and Chairman of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: Elementis Plc Amendment No 8

(Ordinary Shares)

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
1,165,000	FMRCO	Chase Nominees Limited
32,600	FMRCO	State Street Nominees Limited
1,136,000	FMRCO	State Street Bank & Trust Company
516,400	FMTC	State Street Bank & Trust
1,752,300	FISL	Chase Manhattan Bank London
33,781,767	FISL	Chase Nominees Ltd
2,101,717	FIL	Chase Nominees Ltd

TOTAL ORDINARY SHARES: 40,485,784

CURRENT OWNERSHIP PERCENTAGE: 9.38%

SHARES IN ISSUE: 431,400,000

CHANGE IN HOLDINGS SINCE
LAST FILING: +4,660,800 ordinary shares

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Company	Elementis PLC
TIDM	ELM
Headline	Doc re. Issue of Red. B Shrs
Released	11:00 14 Oct 2003
Number	8663Q

RNS Number:8663Q
Elementis PLC
14 October 2003

Elementis plc

Issue of Redeemable B Shares

A copy of the above document dated 26 September 2003 has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel No. (0)20 7676 1000

END

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Company	Elementis PLC
TIDM	ELM
Headline	Additional Listing-Replacemnt
Released	12:57 30 Oct 2003
Number	4871R

RNS Number:4871R
Elementis PLC
30 October 2003

Elementis plc

Issue of redeemable B shares

Further to the announcement released yesterday at 14:23 under RNS number 4281R, the number of shares to be issued and admitted to the Official List for the new Redeemable B Shares will be 474,809,266 shares. All other information in the announcement made yesterday remains the same.

The full text of the amended announcement is detailed below:

Application has been made to the UK Listing Authority and the London Stock Exchange for 474,809,266 new redeemable B shares to be admitted to the Official List. It is expected that admission of the redeemable B shares will become effective and dealings in them will commence on 3 November 2003. The new redeemable B shares will rank pari passu with the existing B shares.

For further information contact:

Elementis plc
Mrs A S White - Deputy Secretary Telephone: 01784 227022

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	11:29 2 Dec 2003
Number	7333S

RNS Number:7333S
Elementis PLC
2 December 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

6) Percentage of issued Class

7) Number of shares/amount of stock disposed

1,786,600

8) Percentage of issued Class

0.413%

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

1.12.03

12) Total holding following this notification

38,699,184

13) Total percentage holding of issued class following this notification

8.97%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON
01784 227023

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 2.12.2003

Amendment No. 9

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: Elementis Plc

2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), investment manager for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: Elementis Plc Amendment No 9

(Ordinary Shares)

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
1,752,300	FISL	Chase Manhattan Bank London
33,781,767	FISL	Chase Nominees Ltd
2,101,717	FIL	Chase Nominees Ltd
1,063,400	FIL	Deutsche Bank

TOTAL ORDINARY SHARES: 38,699,184

CURRENT OWNERSHIP PERCENTAGE: 8.97%

SHARES IN ISSUE: 431,400,000

CHANGE IN HOLDINGS SINCE
LAST FILING: (1,786,600) ordinary shares

END

Company	Elementis PLC
TIDM	ELM
Headline	Trading Statement
Released	09:30 8 Dec 2003
Number	9701S

RNS Number:9701S
Elementis PLC
08 December 2003

8 December 2003

ELEMENTIS plc TRADING UPDATE

Elementis today issues a trading update ahead of the preliminary results for the year ending 31 December 2003.

Sales for 2003 in sterling terms are expected to be slightly ahead of those reported for 2002. Strong sales growth in Asia and in Europe has been largely offset by a decline in North American demand, particularly in the consumer related seasonal coatings business, which has impacted Elementis Specialties, Elementis Pigments and Elementis Chromium.

An upward trend in raw material and energy prices, higher costs relating to investment in new product development, implementation of the Elementis ERP (enterprise resource planning) system and costs associated with M&A activities have put pressure on margins across all operating divisions. However, underlying costs have been reduced and cost control disciplines continue to deliver improvement. Operating profit for 2003 is anticipated to be above the 2002 level, and at the lower end of market expectations. It is anticipated that earnings per share for 2003 will be comfortably within market expectations.

Implementation of the innovation strategy has enabled the introduction of four distinct new Elementis Specialties products, with sales growth from new products accelerating in line with expectations.

The construction of the new Elementis Pigments plant in Taichang, near Shanghai, has progressed and is expected to start-up on schedule in the second half of 2004.

Sales of Linatex Specialty Rubber have shown continued strong growth with the optimisation of the new plant in Malaysia and focus on core product performance advantages.

The Elementis ERP system went live successfully in Elementis Specialties during the fourth quarter as planned, and implementation in the remaining three Elementis businesses will take place during 2004.

The acquisition of the OxyChem Chromium chemicals business has delivered savings in line with and more rapidly than the most recently stated expectations. Weakness in premium product markets and ongoing price decline due to over-capacity have however put further pressure on margins. Global capacity rationalisation is proceeding as expected and significant competitor plant closures are in progress. Elementis Chromium has announced a 10 - 15% price

increase effective 1 January 2004 reflecting energy and chrome ore cost pressure and tightening of the supply situation in Asia.

Assuming continued low overall economic growth, the outlook for Elementis in 2004 is likely to be clouded by continued raw material cost pressure, the cost of implementation of the ERP system ahead of delivery of anticipated savings, start-up costs of the Taicang plant, and a lack of immediate growth prospects for Chromium chemicals. While the key elements of the programme to bring about step change improvements in the financial performance of all Elementis businesses are expected to be implemented in the next 12 months, it is by no means clear at this stage that Elementis will be able to improve operating profit in 2004.

- Ends -

There will be an analyst conference call today at 1100 GMT on +44 1452 561 263
With the reference Elementis. This call will be hosted by
Geoff Gaywood, Chief Executive and Brian Taylorson, Finance Director.

Enquiries

Elementis		+44 (0) 1784 227000
Geoff Gaywood	Chief Executive	
Brian Taylorson	Finance Director	
Hilary Reid Evans	Head of Corporate Communications	
Brunswick		+44 (0) 20 7404 5959
Andrew Fenwick		
Chi Lo		

END

Company	Elementis PLC
TIDM	ELM
Headline	Non-Executive Director
Released	10:39 30 Dec 2003
Number	7150T

Elementis plc

Resignation of Non-Executive Director

Staines, 30th December 2003: Elementis plc (LSE:ELM) today announces the resignation, with immediate effect, of Richard McNeel (Rick) as a non-executive director of the company, due to other work commitments.

Rick McNeel was appointed a non-executive director of Elementis plc in July 2000. He relocated to the US in 2001 and was appointed President and Chief Executive Officer of Lord Corporation in 2002.

Jonathan Fry, Chairman of Elementis, said: "We thank Rick for his contribution to the development of Elementis during his time as a Board member and we wish him well for the future."

Elementis intends to appoint a replacement non-executive director during the course of 2004.

-Ends-

Contacts:

Elementis plc
Tel: 01784 227000
Geoff Gaywood, Chief Executive
Philip Brown, Company Secretary
Hilary Reid Evans, Head of Investor Relations

Brunswick Group
Tel: 020 7404 5959
Andrew Fenwick
Wendel Carson

END

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Company	Elementis PLC
TIDM	ELM
Headline	Notice of Results
Released	11:52 13 Jan 2004
Number	1640U

RNS Number:1640U
Elementis PLC
13 January 2004

13 January 2004

Elementis plc

Notification of Preliminary Results

Elementis plc will announce its preliminary results for the twelve months ended 31 December 2003, on Thursday, 26 February 2004.

-Ends-

END

Company	Elementis PLC
TIDM	ELM
Headline	Final Results
Released	07:00 26 Feb 2004
Number	8473V

RNS Number:8473V
Elementis PLC
26 February 2004

PRESS INFORMATION

26 February 2004

ELEMENTIS plc

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

Financial Highlights

- Sales £368.2 million (2002: £364.9 million)
- Operating profit up 20% to £24.5 million* (2002: £20.5 million*)
- Profit before tax £18.3 million* (2002: £19.7 million*)
- Earnings per share 3.0p* (2002: 3.4p*)
- Operating profit after goodwill amortisation and exceptionals £10.9 million (2002: loss of £37.7 million)
- Profit before tax, after goodwill amortisation and exceptionals £5.5 million (2002: loss of £34.2 million)
- Basic earnings per share 1.0p (2002: loss of 7.1p)
- Net year end borrowings £46.9 million (2002: £37.4 million)
- Net year end gearing 16 per cent** (2002: 12 per cent**)

*before goodwill amortisation and exceptionals
**ratio of net borrowings to shareholders' funds plus net borrowings

Business Highlights

- Financial performance in line with expectations
- Improved operating performance
- New Specialties innovation model delivering accelerated product pipeline
- Strong Pigments operating profit improvement
- Successful integration of OxyChem acquisition delivers an estimated £15 million in synergy benefits
- Specialty Rubber breaks even before exceptionals, sales increase by 13 per cent
- Establishment of Asia Pacific infrastructure
- First implementation of ERP system

Geoff Gaywood, Chief Executive of Elementis plc, said:
"I am pleased with our performance this year, with each of our businesses achieving improved market positions in challenging economic conditions."

"In Chromium, the acquisition of the OxyChem business has delivered savings in line with, and more rapidly than, our most recently stated expectations. Margins have continued to be under pressure due to weakness in demand in premium product markets and ongoing price decline due to industry overcapacity. However, global capacity rationalisation is continuing, with three plants in China and Japan,

which together represent approximately 7 per cent of global capacity, having closed within the last four months. In our view, it is probable that some further 15 per cent of global capacity will close. In December 2003 we announced a phased 10-15 per cent chromium price increase. In January 2004, prices rose by 5 per cent on volumes similar to the prior year. Following the de-registration of the wood preservative CCA for residential use, a decision by the US Environmental Protection Agency regarding the registration of a chromium-based alternative is still pending."

"As stated at the time of our December 2003 trading update, we are assuming continued overall low economic growth in 2004. Our ongoing view is that the outlook for Elementis in 2004 is likely to be clouded by continued raw material cost pressure, the cost of implementation of the ERP system ahead of delivery of anticipated savings, start-up costs of the Taicang plant, and a lack of immediate growth prospects for Chromium chemicals. While the key elements of the programme to bring about step change improvements in the financial performance of all Elementis businesses are expected to be implemented in the next 12 months, it is still by no means clear at this stage that Elementis will be able to improve operating profit in 2004."

- Ends -

An interview with Geoff Gaywood in video/audio format can be viewed on www.elementis.com and www.cantos.com from 0700 hours GMT.

Enquiries

Elementis 01784 227000

Geoff Gaywood Chief Executive
Brian Taylorson Finance Director
Hilary Reid Evans Head of Corporate Communications

Brunswick 020 7404 5959

Andrew Fenwick
Wendel Carson
Chi Lo

Chairman's Statement

Overview

The Board is pleased to report an operating profit for the year, before goodwill amortisation and exceptionals, of £24.5 million, an improvement of 20 per cent over the previous year. This has been achieved despite the difficult economic environment, particularly in North America, and is a result of Elementis strengthening its market positions and improving costs.

Further progress has been made towards transforming the Company's earnings, despite difficult market conditions. The Elementis Specialties business has begun to show early signs of accelerated growth as a result of recent investment in technology development. The chromium chemicals market, in decline since 2000, has shown signs of rationalisation and an end to the sustained price erosion of the last several years. Elementis Pigments has continued to deliver steady operating profit recovery on structural cost improvement, which should be supported by the start-up of the new plant in Taicang, China, due to be fully commissioned in late 2004. Finally, the Specialty Rubber business has eliminated previous operating losses on the back of strong sales recovery.

Earnings per share, before goodwill amortisation and exceptionals, is 3.0 pence for the year versus 3.4 pence last year. Earnings per share on this basis were lower than last year, despite the higher operating profit, as the result of higher FRS17 finance charges and a higher tax rate. Basic earnings per share is

1.0 pence versus a loss of 7.1 pence last year.

Health Safety and the Environment

Environmental performance improved during 2003 and overall safety has also shown a positive trend. Elementis management and employees are acutely conscious of the Company's environmental, social and ethical responsibilities to all its stakeholders.

Management

Richard (Rick) McNeel resigned from the Board as a non-executive director at the end of December 2003, due to his relocation back to the US and the assumption of further business commitments. Rick had served as a member of the Elementis Board since 2000. We thank him for his contribution to the development of the Company during that time and wish him well for the future. We anticipate the appointment of a replacement non-executive director during the course of 2004.

Distribution to Shareholders

Once again, the distribution to shareholders will take the form of an issue of redeemable B shares. Ordinary shareholders on the register on 27 April 2004 will receive redeemable B shares with a total nominal value of 1.1 pence for each ordinary share held. This compares with 1.1 pence for the comparable issue last year.

The total nominal value of redeemable B shares issued to shareholders during 2003 was 2.2 pence per ordinary share.

Outlook

Assuming continued low overall economic growth, the outlook for Elementis in 2004 is likely to be clouded by continued raw material cost pressure, the cost of implementation of the ERP system ahead of delivery of anticipated savings, start-up costs of the Taicang plant and a lack of immediate growth prospects for Chromium chemicals. While the key elements of the programme to bring about step change improvements in the financial performance of all Elementis businesses are expected to be implemented in the next 12 months, it is by no means clear at this stage that Elementis will be able to improve operating profit in 2004.

Jonathan Fry
Chairman

Business and Financial Review

£million	2003 Sales	2002 Sales	2003 Operating profit before goodwill amortisation and exceptionals	2002 Operating profit before goodwill amortisation and exceptionals	2003 Operating profit after goodwill amortisation and exceptionals
Specialties & Pigments	209.3	225.0	17.6	18.7	3.7
Chromium	121.9	109.0	6.8	3.7	7.4
Specialty Rubber	42.7	37.8	-	(2.0)	(0.3)
Inter-group/associates	(5.7)	(6.9)	0.1	0.1	0.1
Total	368.2	364.9	24.5	20.5	10.9

Overview

All Elementis businesses made significant progress towards achieving their targeted step change improvements in financial performance. Cost control and cash conservation disciplines were maintained, while significant investments in future growth and efficiency drivers were made. Industrial markets, however, showed little overall sign of recovery and energy and raw materials price increases caused pressure on margins. Nevertheless, Elementis sales rose and operating profit performance continued to improve.

Sales increased by 1 per cent to £368.2 million versus the previous year. The increase after adjusting for businesses sold during 2002 was 3 per cent which on a constant currency basis amounted to an increase of 6 per cent. The major factor in the sales increase were volume gains at Elementis Chromium, largely as a result of the OxyChem acquisition, offset to some extent by price erosion in the same business.

Operating profit before goodwill amortisation and exceptionals improved by 20 per cent over the previous year to £24.5 million and on a constant currency basis was similar to the previous year.

Elementis Specialties & Pigments

£million	2003	2002
Sales	209.3	225.0
Operating Profit*	17.6	18.7

*before goodwill amortisation and exceptionals

Sales on continuing businesses in constant currency were in line with the previous year, while reported sales in sterling were lower by £15.7 million at £209.3 million. £7.6 million of the decrease was due to currency movements and £7.8 million related to businesses sold during 2002.

Operating profit before goodwill amortisation and exceptionals was £1.1 million lower than the previous year at £17.6 million. Marginally higher volumes and currency benefits, arising largely from a stronger Euro, were more than offset by higher energy and raw material costs, ERP spend and a planned increase in spending on R&D and the Innovation programme.

Elementis Specialities

Elementis Specialties is a leading producer of rheological and surface chemistry additives that affect the feel, flow and finish of everyday products.

Elementis Specialties successfully increased sales revenue in US dollars, despite difficult economic conditions. Sales were marginally lower in constant currency terms as strong growth in the personal care and oilfield sectors was partially offset by weak demand in the US coatings market. Overall market growth was low. The North American coatings market declined, while the markets in Europe and Asia grew by 3 and 6 per cent respectively. Specialties outperformed the market in four key areas of focus: aqueous coatings, oil, consumer and Asia Pacific, with volume growth in consumer and oil markets in particular offsetting the weak demand for North American coatings.

Continued investment in the long-term growth drivers of the business has resulted in significant progress, including the introduction of the Elementis Specialties innovation model. The model is fully operational and has generated a pipeline of promising development projects as well as facilitating the introduction of four new products to the marketplace in 2003.

Elementis Specialties celebrated the successful 'go live' of the new Elementis ERP system in late 2003. This system increases the ability of Elementis Specialties to share information, manage transactions and anticipate the needs of the customer base.

Elementis Specialties' strategic goal is to become a leading specialty chemicals business in rheology and surface chemistry and to achieve significant step-change growth. Assessment of acquisition opportunities continued throughout 2003. Acquisition remains a key element of our strategy for accelerated growth in Elementis Specialties.

Elementis Pigments

Elementis Pigments is a world-leading producer of a broad range of synthetic iron oxides and complementary products.

Elementis Pigments achieved an increase in both US dollar sales from continuing operations and in US dollar operating profit in 2003, despite the generally difficult business environment experienced in most markets. The same trends were evident on a constant currency basis. The important paint and coatings market was negatively impacted in 2003 by a combination of economic uncertainty and poor weather, particularly in the Eastern US. Sales growth has nevertheless been achieved by leveraging customer relationships and broadening the product portfolio, with several product lines experiencing double-digit year on year volume growth. Operating profit improved over the previous year as higher energy costs were more than offset by lower manufacturing costs and positive currency effects.

Tight cost control measures remained in place throughout 2003. Additional cost and operational efficiencies were achieved through a commitment to Six Sigma programmes and stable operations initiatives.

Growth in productivity for a number of operations, such as paint dryer and toner black production, resulted in increased customer service levels, scheduling flexibility and cost absorption.

During the course of 2003 the Elementis Pigments operation based in Birtley, UK, was successfully restructured. Construction also began on a new plant at Taicang, China, which will be the second Elementis Pigments manufacturing base in the region. Full commissioning of the new world class Chinese plant is expected to take place in late 2004. Increasing the percentage of manufactured products sourced from the Elementis Pigments Asian supply base is an important factor in revenue growth.

Implementation of the Elementis ERP system is expected to take place in mid 2004. Anticipated operational benefits include improved supply chain visibility.

Elementis Chromium

£million	2003	2002
Sales	121.9	109.0
Operating Profit*	6.8	3.7

*before exceptionals

Elementis Chromium is the world's largest producer of chromium chemicals.

Elementis Chromium's operating profit increased by 84 per cent to £6.8 million in 2003 with sales increasing by 12 per cent to £121.9 million, 15 per cent on a constant currency basis, in the same period. The OxyChem business, acquired in December 2002, added around £30.0 million to sales, while average pricing versus las year was down by around 9 per cent. Benefits of the OxyChem acquisition to the operating profit, including integration savings, which exceeded the original expectations in both size and timing, were offset by lower selling prices and higher energy costs. It is estimated that between 2002 and 2003 the total Western market for chromium chemicals fell by 3 per cent in volume terms.

Demand in most market sectors was weak and, in particular, the market for chromic oxide was affected by the continuing slowdown in aerospace, refractories

and pigments. In contrast to this general market slowdown, the market for chromium chemicals in China is estimated to have grown by approximately 7 per cent. New business won by Elementis Chromium in the Asia Pacific region doubled in 2003 to over £10 million including product supplied by Elementis Chromium to Nippon Chemical, following the phased closure of Nippon Chemical's Japanese chromium dichromate facility, announced in October 2003.

The US Environmental Protection Agency, following concerns regarding the potential impact of the arsenic content on end users, withdrew registration for Chromated Copper Arsenate (CCA) for residential uses from the market with effect from 1 January 2004. With proposed replacements meeting customer resistance on performance and cost grounds, it remains unclear which products will now replace CCA. A decision by the EPA to allow registration of ACC, an arsenic-free chromium based alternative, which is currently used in the German market, is still pending.

Following the acquisition of the OxyChem chemicals business in December 2002, integration of the existing Elementis Chromium US operations with those of the acquired business proceeded throughout 2003. Integration synergies have exceeded original expectations in both size and timing. Extension of the Elementis Six Sigma initiative to the acquired operation contributed to annualised savings in 2003 of approximately £1.4 million for the Chromium business. Customer retention during the period has been close to 100 per cent.

In December 2003 Elementis Chromium launched a new chromic acid product known as CA Ultra. The product is complementary to the existing Elementis CA21 product range and should provide opportunities for growth.

Downward pressure on pricing was evident throughout 2003 and capacity rationalisation continued in the chromium producing sector, with three plants in China and Japan, which together represent 7 per cent of global capacity, closing in the last four months. Prices for a wide range of raw materials continued to increase throughout 2003. A phased price increase of 10-15 per cent, effective from January 2004, was announced by Elementis Chromium to customers in late 2003.

Elementis Specialty Rubber

£million	2003	2002
Sales	42.7	37.8
Operating Profit*	-	(2.0)

*before exceptionals

Specialty Rubber is an international manufacturer of high quality wet abrasion resistant rubber products. These products, marketed under the Linatex brand name, protect plant and equipment from the wear and tear generated in high abrasion operating environments, such as those to be found in the mining industry.

Significant progress was made in 2003 with sales increasing by 13 per cent to £42.7 million, despite low growth in the global mining sector, a primary market for Specialty Rubber. The decline in the value of the US dollar negatively impacted the mining markets in Australia and South Africa in particular. The sales increase was driven by strong volume growth across most sectors and positive currency effects as a result of significant sales in Europe, South Africa and Asia Pacific. Specialty Rubber achieved a break even operating result before exceptionals for the year, versus a loss on the same basis for 2002 of £2.0 million. The new plant in Malaysia has delivered improved operating efficiencies.

Sales growth was secured in cured rubber sheet, a primary product, and especially strong growth was seen in three additional product categories: moulded products, hoses and capital equipment. We did not, however, see strong growth in our operating markets during 2003. Mining remains the primary market for the exceptional anti-abrasion qualities of Linatex rubber.

During 2003, additional investment was made in expanding the moulded products capacity in order to meet the strong demand. Continued robust growth in this area is anticipated as moulded products made from Linatex rubber have significant benefits, especially in equipment protection. Following the acquisition of the Dunlop Hose business in 2002, there has been strong sales growth in this product range, especially in Australia. Capital equipment sales have also increased following a renewed commitment to this product category and focused sales and marketing efforts targeting the world's major mine sites.

Throughout 2003 there was a continued transfer of production from higher cost areas of the world to the new plant in Malaysia. Specialty Rubber is pursuing rapid sales growth in order to optimise utilisation of these production capacities. In support of this strategy, special programmes are underway to improve quality and supply chain processes. These are expected to remain key areas of focus during 2004.

China

The strategic importance of China to Elementis, both as a dynamic growth market and as a manufacturing base, was recognised in 2003 with the promotion of Godwin Lee to the newly created post of General Manager, China Region. He has leadership responsibility for expanding the Elementis presence in this region and is a member of the Management Team.

ERP

The Elementis global Enterprise Resource Planning (ERP) system is designed to provide a platform for operational excellence, best practice business processes and knowledge transfer across all Elementis businesses. Already live in Specialties, implementation will proceed in Chromium, Pigments and Specialty Rubber during the course of 2004. The total costs of the programme are estimated at approximately £13 million, with cost saving benefits estimated at approximately £3.0 million per annum once implementation is complete. The full benefits will be realised from 2005 onwards.

Six Sigma

Since its introduction in 2001, the total accumulated benefits from the Elementis Six Sigma programme have passed £8.2 million, with total associated costs estimated at £2.3 million. During 2003, a number of Six Sigma senior practitioners (Black Belts) were temporarily assigned to the ERP programme, reducing the savings directly attributable to Six Sigma in the year.

Exceptionals

Total exceptional items in the year were £0.4 million (2002: £40.4 million). These comprised:

	£ million
Operating:	
Redundancy and restructuring costs	(2.0)
Insurance proceeds	0.8
	(1.2)
Non operating:	
Profit on disposal of property	0.8
Total	(0.4)

The redundancy and restructuring costs arose following the introduction of the new ERP system and the re-organisation of financial and administrative activities into two shared service centres. Insurance proceeds relate to the partial recovery of costs charged to exceptionals in previous years. A profit on disposal of property arose from the sale of two properties that remained from a business sold in 2001. Net proceeds were £1.1 million.

Interest

£million	2003	2002
On net borrowings	(1.9)	(1.9)
Pension finance charge	(4.2)	0.1
Discount on provisions	(0.9)	(1.0)
Other	0.8	2.0
Total	(6.2)	(0.8)

Interest payable on net borrowings was unchanged during the year at £1.9 million. The finance charge in respect of pension and post-retirement benefits increased by £4.3 million in the year due to a £38.3 million increase in the net deficit in the schemes at the beginning of 2003 versus the previous year.

Interest cover, the ratio of operating profit before goodwill amortisation and exceptionals to interest on net borrowings, was 12.9 times (2002: 10.8 times).

Taxation

The effective rate of tax on profit before goodwill amortisation and exceptionals was 29 per cent (2002: 25 per cent).

The increase in the rate was due to the overall mix of taxable profits across the countries in which Elementis operates. This mix would have resulted in a higher rate than 29 per cent in 2003 but was offset by the release of provisions against prior years where a number of open issues have been resolved.

Cash Flow

Net borrowings increased by £9.5 million in the year to £46.9 million. Working capital increased following the acquisition of the OxyChem chromium chemicals business in December 2002. At the end of the year the working capital increase was £2.9 million (2002: decrease of £4.9 million) and as a consequence, the ratio of working capital to sales decreased from 17.9 per cent to 17.5 per cent.

Capital expenditure

Capital expenditure in the year was £21.0 million (2002: £16.2 million) which represented 134 per cent of depreciation (2002: 89 per cent). Total spend in the year included £7.7 million (2002: £3.8 million) in relation to the ERP project and £1.9 million (2002: £nil) for the Pigments plant in China. These projects are expected to be completed during 2004, incurring a further planned expenditure of approximately £10.0 million.

Balance Sheet

Net borrowings at year-end were £46.9 million compared to £37.4 million in 2002 and gearing was 16.0 per cent compared to 12.0 per cent in 2002.

During the year the Group re-negotiated its main sources of finance and entered into new facilities totalling £175 million. The main financing source for the Group is a £160 million syndicated bank facility, signed in November 2003, which falls due for repayment in January 2007.

The majority of the Group's assets are stated in US dollars and the weakening of the US dollar in 2003 reduced shareholders funds by £21.5 million.

Pensions and other post retirement benefits

In 2002, the Group fully adopted FRS17 and the net pension liability reflected on the balance sheet was £63.6 million. The net pension liability, which is calculated by the Group's actuaries and based upon market values of the schemes'

assets and liabilities, was reduced in the year by £10.8 million to £52.8 million. The general upturn in global equity markets, which increased the value of the assets, was partly offset by an increase in the value of liabilities as a result of lower corporate bond rates.

The total cost of pensions and post retirement health care in the year was £8.5 million (2002: £5.3 million). This included a credit in respect of past service of £1.3 million (2002: £nil) and finance charges of £4.2 million (2002: credit of £0.1 million). Pension contributions in the year amounted to £14.4 million (2002: £7.7 million). The estimated contribution in 2004 is approximately £8.4 milli

Consolidated profit & loss account
for the year ended 31 December 2003

	Note	Before goodwill amortisation & exceptionals	Goodwill amortisation	Exceptionals
		£million	£million	£million
Turnover	2	368.2	-	-
Operating profit/(loss)				
Before goodwill amortisation and exceptionals		24.4	-	-
Goodwill amortisation		-	(12.4)	-
Exceptionals		-	-	(1.2)
		24.4	(12.4)	(1.2)
Associates		0.1	-	-
Total operating profit/(loss)	2	24.5	(12.4)	(1.2)
Profit on disposal of properties - continuing operations		-	-	-
Profit on disposal of properties - discontinued operations		-	-	0.8
Loss on disposal of businesses - continuing operations		-	-	-
Profit on disposal of businesses - discontinued operations		-	-	-
Profit/(loss) on ordinary activities before interest		24.5	(12.4)	(0.4)
Net interest payable	4	(6.2)	-	-
Profit/(loss) on ordinary activities before tax				
Before goodwill amortisation and exceptionals		18.3	-	-
Goodwill amortisation		-	(12.4)	-
Exceptionals		-	-	(0.4)

		18.3	(12.4)	(0.4)
Tax on profit/(loss) on ordinary activities	5	(5.3)	4.4	(0.2)
Profit/(loss) on ordinary activities after tax		13.0	(8.0)	(0.6)
Minority interests - equity		(0.1)	-	-
Profit/(loss) for the financial year transferred to/(from) Reserves		12.9	(8.0)	(0.6)
Earnings/(loss) per ordinary share	6			
Basic and diluted				
Basic and diluted before goodwill amortisation and exceptionals				

Balance sheet
at 31 December 2003

	Group 2003 £million	Group 2002 £million
Fixed assets		
Goodwill	159.3	187.9
Tangible fixed assets	157.7	161.9
Investments	3.2	3.6
	320.2	353.4
Current assets		
Stocks	54.4	60.8
Debtors	68.9	76.6
Cash at bank and in hand	23.8	44.4
	147.1	181.8
Creditors: amounts falling due within one year		
Borrowings	(5.3)	(5.0)
Creditors	(63.5)	(78.0)
	(68.8)	(83.0)
Net current assets/(liabilities)	78.3	98.8
Total assets less current liabilities	398.5	452.2
Creditors: amounts falling due after more than one year		
Borrowings	(65.4)	(76.8)
Government grants	(1.3)	(1.5)
Amounts due to subsidiary undertakings	-	-
	(66.7)	(78.3)
Provisions for liabilities and charges	(24.8)	(33.1)

	(91.5)	(111.4)
Net assets excluding net pension liability	307.0	340.8
Net pension liability	(52.8)	(63.6)
Net assets including net pension liability	254.2	277.2

Capital and reserves		
Called up share capital	23.5	23.4
Share premium	1.2	1.2
Capital redemption reserve	62.3	52.9
Other reserves	-	-
Profit and loss account	165.3	197.8
Shareholders' funds	252.3	275.3
Minority interests	1.9	1.9
	254.2	277.2

Shareholders' funds		
Equity	250.4	273.5
Non-equity	1.9	1.8
	252.3	275.3

Cash flow statement
for the year ended 31 December 2003

	Note	2003 £million	£mi
Net cash inflow from operating activities	7	18.3	
Returns on investments and servicing of finance			
Interest received		2.0	
Interest paid		(3.6)	
		(1.6)	
Taxation		(1.3)	
Capital expenditure and financial investment			
Purchase of fixed assets (less grants received)		(21.0)	
Disposal of fixed assets		0.4	
Disposal of properties - exceptional		1.1	
		(19.5)	
Acquisitions and disposals			
Acquisition of businesses		(0.3)	
Disposal of businesses		-	
		(0.3)	
Cash (outflow)/inflow before use of liquid resources and financing		(4.4)	
Financing			
Redemption of B shares		(9.5)	
Increase/(decrease) in borrowings repayable within one year		0.2	
(Decrease)/increase in borrowings repayable after one year		(7.0)	
Capital element of finance lease payments		(0.2)	

	(20.9)
Management of liquid resources	
Repayment of cash deposits	14.5
(Decrease)/increase in cash	(6.4)

Movement in net borrowings
for the year ended 31 December 2003

	2003 £million	2002 £million
Change in net borrowings resulting from cash flows:		
(Decrease)/increase in cash	(6.4)	10.7
Decrease/(increase) in borrowings	7.0	(6.6
Decrease in liquid resources	(14.5)	(4.1
	(13.9)	-
New finance leases	(0.6)	-
Currency translation differences	5.0	2.6
(Increase)/decrease in net borrowings	(9.5)	2.6
Net borrowings at beginning of the financial year	(37.4)	(40.0
Net borrowings at end of the financial year	(46.9)	(37.4

Statement of total recognised gains and losses
for the year ended 31 December 2003

	2003 £million	2002 £million
Profit/(loss) for the financial year	4.3	(30.8)
Actuarial gain/(loss) on pension and other post-retirement schemes	6.0	(59.4)
Deferred tax associated with pension and other post-retirement schemes	(2.3)	18.2
Currency translation differences	(21.5)	(25.7)
Taxation on currency translation differences on foreign currency borrowings	-	1.5
Total recognised losses for the year	(13.5)	(96.2)

Reconciliation of movements in shareholders' funds
for the year ended 31 December 2003

	2003 £million	2002 £million
Profit/(loss) for the financial year	4.3	(30.8)
Redemption of redeemable B shares (including issue costs)	(9.5)	(9.6)
Goodwill on businesses disposed	-	2.6
Actuarial gain/(loss) on pension and other post-retirement schemes	6.0	(59.4)
Deferred tax associated with pension and other post-retirement schemes	(2.3)	18.2
Currency translation differences	(21.5)	(25.7)
Taxation on currency translation differences on foreign currency borrowings	-	1.5
Net decrease in shareholders' funds	(23.0)	(103.2)
At beginning of the financial year	275.3	378.5
At end of the financial year	252.3	275.3

Notes to the financial statements

1 Preparation of the preliminary announcement

The financial information in this statement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2002 has been extracted from the financial statements for that year which have been delivered to the Registrar of Companies. The financial information for the year ended 31 December 2003 has been extracted from the financial statements for that year which will be delivered to the Registrar of Companies following the Company's Annual General Meeting. The report of the auditors on the financial statements for both years was unqualified and did not contain a statement under either Section 237 (2) or Section 237(3) of the Companies Act 1985. The financial information is presented on the basis of accounting policies set out in the financial statements for the year ended 31 December 2002.

The preliminary announcement was approved by the Board of Directors on 26 February 2004.

2 Segmental information

	Group turnover		Group operating profit/(loss)		Net as
	2003 £million	2002 £million	2003 £million	2002 £million	2003 £million
a) Before goodwill amortisation and exceptionals					
Analysis by activity					
Chromium	121.9	109.0	6.8	3.7	90.3
Inter-group turnover	(5.7)	(6.9)	-	-	-
	116.2	102.1	6.8	3.7	90.3
Specialties & Pigments	209.3	225.0	17.6	18.7	259.7
Specialty Rubber	42.7	37.8	-	(2.0)	18.5
Associates	-	-	0.1	0.1	-
	368.2	364.9	24.5	20.5	368.5
Geographical analysis					
North America	198.2	191.1	18.7	12.6	268.9
Europe	144.6	151.4	3.9	5.2	81.3
Rest of the World	25.4	22.4	1.9	2.7	18.3
	368.2	364.9	24.5	20.5	368.5
Unallocated liabilities	-	-	-	-	(114.3)
	368.2	364.9	24.5	20.5	254.2
b) After goodwill amortisation and exceptionals					
Analysis by activity					
Chromium	121.9	109.0	7.4	(35.8)	90.3
Inter-group turnover	(5.7)	(6.9)	-	-	-
	116.2	102.1	7.4	(35.8)	90.3
Specialties & Pigments	209.3	225.0	3.7	0.7	259.7
Specialty Rubber	42.7	37.8	(0.3)	(2.7)	18.5

Associates	-	-	0.1	0.1	-
	368.2	364.9	10.9	(37.7)	368.5
Geographical analysis					
North America	198.2	191.1	7.0	(39.4)	268.9
Europe	144.6	151.4	2.0	(1.0)	81.3
Rest of the World	25.4	22.4	1.9	2.7	18.3
	368.2	364.9	10.9	(37.7)	368.5
Unallocated liabilities	-	-	-	-	(114.3)
	368.2	364.9	10.9	(37.7)	254.2

3 Exceptionals

	2003 £million	2002 £million
Operating exceptionals:		
Restructuring costs 1	1.7	-
Chromium insurance recovery	(0.8)	(1.0)
Impairment charge against Chromium assets	-	35.4
Restructuring of combined Chromium businesses	-	5.1
Restructuring of Linatex business	0.3	0.7
Restructuring of Specialties & Pigments Birtley operation	-	4.5
	1.2	44.7
Non-operating exceptionals:		
Profit on disposal of properties - continuing operations	-	(4.8)
Profit on disposal of properties - discontinued operations	(0.8)	(1.4)
Loss on disposal of businesses - continuing operations	-	2.9
Profit on disposal of businesses - discontinued operations	-	(1.0)
	(0.8)	(4.3)
	0.4	40.4
Tax charge / (credit) on exceptionals	0.2	(3.6)
	0.6	36.8

1 The exceptional restructuring costs arose following the introduction of an enterprise resource planning system and subsequent re-organisation of financial and administrative activities into two shared service centres.

4 Net interest payable

	2003 £million	2002 £million
a) Interest on net borrowings		
Interest payable:		
On bank loans	3.0	3.2
On other loans	0.2	0.2
	3.2	3.4
Interest receivable:		
On bank deposits	(0.8)	(1.5)
On other loans	(0.5)	-

	(1.3)	(1.5)
Total	1.9	1.9
b) Other finance charges/(income)		
Unwind of discount on provisions	0.9	1.0
Pension and post-retirement liabilities	4.2	(0.1)
Interest receivable in respect of corporation tax refunds	(0.8)	(2.0)
Total	4.3	(1.1)
Net interest payable	6.2	0.8

5 Taxation

Analysis of tax charge in the year:

	2003 £million	2002 £million
Current tax:		
UK corporation tax at 30.0%	-	2.2
Overseas corporation tax	1.8	1.4
Adjustments in respect of prior years	(1.0)	(1.0)
Recoverable ACT	-	(1.5)
Total current tax	0.8	1.1
Deferred tax:		
United Kingdom	(1.4)	0.3
Overseas	(0.5)	(7.6)
Adjustments in respect of prior periods	1.2	2.3
Recoverable ACT	1.0	0.4
Total deferred tax	0.3	(4.6)
Tax charge/(credit)	1.1	(3.5)

6 Earnings/(loss) per ordinary share

	2003			2002	
	Profit for the Financial year £million	Weighted average number of shares million	Earnings per share pence	Loss for the financial year £million	Weighted average number of shares million
Basic earnings/(loss) per share	4.3	431.6	1.0	(30.8)	431.6
Share options	-	6.2	-	-	3.5
Diluted earnings/(loss) per share	4.3	437.8	1.0	(30.8)	435.1
Basic earnings/(loss) per share	4.3	431.6	1.0	(30.8)	431.6
Goodwill amortisation net of taxation	8.0	-	1.9	8.7	-
Exceptionals net of					

taxation	0.6	-	0.1	36.8	-
Basic earnings per share before goodwill amortisation and exceptionals	12.9	431.6	3.0	14.7	431.6
Share options	-	6.2	-	-	3.5
Diluted earnings per share before goodwill amortisation and exceptionals	12.9	437.8	3.0	14.7	435.1

Earnings per share before goodwill amortisation and exceptionals provides a measure of the underlying financial performance of the Group on a comparable basis with many other groups.

7 Net cash inflow from operating activities

	2003 £million	2002 £million
Operating profit / (loss)	10.9	(37.7)
Operating exceptionals	1.2	44.7
Goodwill amortisation	12.4	13.5
Depreciation (less grants credited)	15.6	18.3
Earnings before interest, tax, depreciation and amortisation	40.1	38.8
Share of profits of associated undertakings	(0.1)	(0.1)
Cash inflow on exceptionals	0.2	0.3
Decrease/(increase) in stocks	4.8	(3.0)
(Increase)/decrease in debtors	(2.8)	0.6
(Decrease)/increase in creditors	(4.9)	7.3
Provisions movement	(8.7)	(2.6)
Pension contributions net of current service cost	(10.3)	(3.3)
	18.3	38.0

8 Contingent liabilities

The Group was notified of a potential warranty claim in 1998, under the contract for the sale of Pauls Malt Limited, relating to the repayment of export refunds to the Intervention Board for Agricultural Produce (now the Rural Payments Agency). The Group has recently been informed that the amount of the repayment has been agreed between Pauls Malt Limited and the Rural Payments Agency. Should a warranty claim materialise, this will be vigorously defended and, in any event, in the opinion of the directors, this will not have a significant effect on the financial position of the Group.

9 Annual General Meeting

The Annual General Meeting of Elementis plc will be held on 22 April 2004 at 11am at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED.

The company news service from the London Stock Exchange

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Companies House Filings made since 24 September 2004

04 MAR -2 AM 7:21

Date	Description
13 October 2003	Form 88(2) Return of Allotment of Shares (7,897 ordinary 5p shares).
22 October 2003	Form 287 Change in Situation or Address of Registered Office.
24 October 2003	Form 88(2) Return of Allotment of Shares (19,022 ordinary 5p shares).
10 November 2003	Companies Form 122
10 November 2003	Form 88(2) Return of Allotment of Shares (474,809,266 Redeemable B Shares of 1 penny)
17 November 2003	Form 88(2) Return of Allotment of Shares (4,170 ordinary 5p shares).
24 November 2003	Form 288c Change of Particulars for Mr Edward Anthony Wilson
7 January 2004	Form 288b Terminating appointment as a director or secretary 9Mr Richard Lee McNeel).
21 January 2004	Form 88(2) Return of Allotment of Shares (11,140 ordinary 5p shares)
27 January 2004	363s Annual Return for Elementis plc
17 February 2004	Form 288c Change of Particulars for Director or Secretary – change of address for Geoff Gaywood.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

04 MAR -2 AM 7:21

88(2)

Return of Allotment of Shares

CHFP083

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	07	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,897		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	34.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited Desig:NONCFM/Part ID:142GW	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	7,897
LONDON		
UK Postcode E C 2 R 6 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	7,897
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 13 October 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./HB/3697 Tel: 01903 833393
DX number DX exchange

Blueprint 2000
Company Secretary

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: Elementis House, 56 Kingston Road

Post town: Staines

County / Region:

Postcode: TW18 4ES

Signed P. Rowe **Date** 22.10.03

† Please delete as appropriate.

†a director/secretary/~~administrator/administrative receiver/liquidator/receiver manager/receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Penny Watson, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel 01743 22 7023
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FOR OUR FILE - ORIGINAL SENT TO COS HSE FOR FILING 24.10.03

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	19,022		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	34.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited Desig:NONCFM/Part ID:142GW Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 19,022
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 19,022

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed P. Brown **Date** 24.10.2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./HB/3921 Tel: 01903 833393
DX number DX exchange

COMPANIES FORM No. 122

G

Notice of consolidation, division, Sub-division, redemption or Cancellation of shares, or conversion, Re- conversion of stock into shares

122

04 MAR -2 AM 7:21

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold black lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

3299608

Name of company

*insert full name of company

* ELEMENTIS PLC

gives notice that :

On the 3rd November 2003, 463,066,740 redeemable B shares of 0.01p were

Redeemed at par.

Leaving 194,265,078 B shares on the register.

Insert Director Secretary Administrator Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation = Date 10.11.03

Presentor's name address and Reference (if any) :

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

For official Use
General Section

Post room

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 3299608

Company name in full: ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	11	2003			

Class of shares *(ordinary or preference etc)*	REDEEMABLE B		
Number allotted	474,809,266		
Nominal value of each share	£0.01P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

1.1 REDEEMABLE B SHARE ISSUED FOR EVERY
1 ORDINARY SHARE HELD ON THE REGISTER
AS AT 29TH OCTOBER 2003.

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted REDEEMABLE B	Number allotted 474,809,266
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed P. R. [signature] **Date** 10. 11. 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, Corporate Actions, The Causeway
Worthing, West Sussex, BN99 6DA

Denise Bridger Tel 01903 702894

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

04 MAR -2 AM 7:21

Return of Allotment of Shares

CHFPO83

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	05	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,170		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	34.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited Desig:NONCFM/Part ID:142GW Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 4,170
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 4,170

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 17 · 11 · 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./HF4113	Tel: 01903 833436
DX number	DX exchange

Blueprint 2000
Company Secretary

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3299608
Company Name in full	Elementis plc

Changes of particulars form

Complete in all cases

	Day	Month	Year
Date of change of particulars	2 1	1 1	2 0 0 3

Name		
* Style / Title	Mr	* Honours etc
Forename(s)	Edward Anthony	
Surname	Wilson	

	Day	Month	Year
† Date of Birth	2 0	0 7	1 9 4 4

Change of name
(enter new name)

Forename(s)	
Surname	

Change of usual residential address
(enter new address)

	Gladstone House, Baston Place, 2 Calverley Park Gardens
Post town	Royal Tunbridge Wells
County / Region	
Postcode	TN1 2JN
Country	

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 24.11.03

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Penny Watson, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel 01743 22 7023
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Blueprint 2000
Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3299608
Company Name in full	Elementis plc

	Day	Month	Year
Date of termination of appointment	30	12	2003

as director: X   as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

* Style / Title	
* Honours etc	
Forename(s)	Richard Lee
Surname	McNeel

Please insert details as previously notified to Companies House.

	Day	Month	Year
† Date of Birth	20	10	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 7.1.2004

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Penny Watson, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel 01743 22 7023
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box.*)	From Day	From Month	From Year	To Day	To Month	To Year
	08	01	2004			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	11,140	976	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share (*including any share premium*)	21.92p	20.48p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr David Cunningham Address 15 Alexander Balfour Gardens Hamilton Lanarkshire UK Postcode ML3 6SS	Class of shares allotted Ordinary	Number allotted 12,116
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed P. Rowe **Date** 21 January 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ms Alison White Elementis plc
~~Ash House~~
~~Fairfield Avenue Staines~~ ELEMENTIS HOUSE, 56 KINGSTON
~~Middlesex TW18 4ES~~ RD, STAINES, TW18 4ES
~~Tel 01784 227000~~ Fax ~~01784 460731~~
TEL: 01784 227023
DX number DX exchange

Companies House
— for the record —

Company Name
ELEMENTIS PLC

04 MAR -2 PM 7:21

363s Annual Return

- > Please check the details printed in blue on this statement.
- > If any details are wrong, strike them through and write the correct details in the "Amended details" column.
- > Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
3299608

Information extracted from Companies House records on
13th December 2003

Section 1: Company details

Ref: 3299608/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Elementis House 56 Kingston Road Staines TW18 4ES**	Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Lloyds Tsb Registrars The Causeway Worthing West Sussex BN99 6DA**	Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code — Description** **2466 — Mfr of other chemical products**	**SIC CODE — Description** _ _ _ _ ________ _ _ _ _ ________ _ _ _ _ ________ _ _ _ _ ________

ber - 3299608

Section 2: Details of Officers of the Company

	Current details	Amended details
pany Secretary *ny of the details for this erson are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Philip Damian BROWN **Address** 154 Nine Mile Ride Finchampstead Wokingham Berkshire RG40 4JA	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Philip Damian BROWN ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Philip Damian BROWN **Address** 154 Nine Mile Ride Finchampstead Wokingham Berkshire RG40 4JA **Date of birth** 18/06/1948 **Nationality** British **Occupation** Company Secretary	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Philip Damian BROWN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

r - 3299608

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
or *y of the details for this rson are wrong, strike hem through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 2..*	**Name** Jonathan Michael FRY **Address** Beechingstoke Manor Pewsey Marlborough Wilts SN9 6HQ **Date of birth** 09/08/1937 **Nationality** British **Occupation** Company Director	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date Jonathan Michael FRY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Geoffrey Antony GAYWOOD **Address** 12 Belmont Road Twickenham Middlesex TW2 5DA **Date of birth** 09/08/1943 **Nationality** British **Occupation** Chief Executive	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date Geoffrey Antony GAYWOOD ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
tor *y of the details for this rson are wrong, strike hem through and fill in the correct details in the "Amended details" column.*	**Name** Michael James HARTNALL FCA	Name ____________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **Monkswood Priors Hatch Lane** **Hurtmore** **Godalming** **Surrey** **GU7 2RJ**	Address ____________________ ____________________ ____________________
	Date of birth 10/07/1942	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation** Director	Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Michael James HARTNALL FCA ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Richard Lee MCNEEL	Name ____________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **1223 Oxford Lane** **Napperville** **Illinois** **60540** **Usa**	Address ____________________ ____________________ ____________________
	Date of birth 20/10/1945	UK Postcode _ _ _ _ _ _ _
	Nationality American	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation** Chemical Engineer	Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Richard Lee MCNEEL ceased to be director (if applicable) 30/12/2003 288b ALREADY FILED

	Current details	Amended details

r
of the details for this rson are wrong, strike hem through and fill in the correct details in the "Amended details" column.

Name
Brian Geoffrey TAYLORSON

Address
Sandton House
3 Simmons Gate
Esher
Surrey
KT10 9DL

Date of birth 15/11/1955

Nationality British

Occupation Company Director

Particulars of a new Director must be notified on form 2

Name ______

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address ______

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality ______

Occupation ______

Date of change _ _ / _ _ / _ _ _ _

Date Brian Geoffrey TAYLORSON ceased to be director (if applicable)
_ _ / _ _ / _ _ _ _

> **Director**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Name
Edward Anthony WILSON

Address
Gladstone House Baston Place
2 Calverley Park Gardens
Royal Tunbridge Wells
TN1 2JN

Date of birth 20/07/1944

Nationality British

Occupation Director

Particulars of a new Director must be notified on form 288.

Name ______

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address ______

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality ______

Occupation ______

Date of change _ _ / _ _ / _ _ _ _

Date Edward Anthony WILSON ceased to be director (if applicable)
_ _ / _ _ / _ _ _ _

Section 3: Share Capital

Issued share capital details

Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.

Class of Share: ORDINARY 5p

Number of shares issued: 431,640,828

Aggregate Nominal Value of issued shares: £21 582,041.40

Class of Share: REDEEMABLE B

Number of shares issued: 194,265,078

Aggregate Nominal Value of issued shares: £1,942,650.78

Class of Share:

Number of shares issued:

Aggregate Nominal Value of issued shares:

Class of Share:

Number of shares issued:

Aggregate Nominal Value of issued shares:

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 625,905,906

Aggregate Nominal Value of issued shares: £23,524,692.18

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☐ A full list of members is enclosed

The last full list of members was received on: 07/01/2003

> **REMEMBER:**
> ***Changes*** *to shareholder particulars or details of shares transferred to be* ***completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	**Class and number of shares or amount of stock held**	**Class and number of shares or amount of stock transferred** (If appropriate)	**Date of registration of transfer** (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred, or sell or transfer on or before 29 October 2003, all of your ordinary shares of 5 pence each in Elementis plc, please send this document and the accompanying Redemption Form to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was or is effected for transmission to the purchaser or transferee.

Application has been made to the UK Listing Authority for the Redeemable B Shares to be admitted to the Official List. It is expected that admission of the Redeemable B Shares will become effective and dealings in them will commence on 3 November 2003.

ELEMENTIS

Elementis plc

Issue of Redeemable B Shares

A letter from the Chairman of Elementis plc appears on pages 3 to 4 of this document.

To be valid, Redemption Forms must be returned to Lloyds TSB Registrars so as to be received no later than 5.00pm on Wednesday 29 October 2003.

If you have any queries in relation to the Redemption Form, you may call Lloyds TSB Registrars on 0870 600 3966 between 9.00am and 5.00pm on any business day. Lloyds TSB Registrars will not provide advice on the merits of the proposals set out in this document nor give any financial or taxation advice.

Contents

Page

The definitions and abbreviations set out in "Definitions" apply throughout this document unless the context requires otherwise.

Timetable of principal events

Latest time and date for requesting Partial Redemption Forms from the Registrars, Lloyds TSB Registrars	Wednesday 22 October 2003
Latest time and date for receipt of Redemption Forms (from certificated and uncertificated Shareholders) and/or completed share certificates	5.00pm on Wednesday 29 October 2003
Record date for entitlements to the new issue of Redeemable B Shares	Wednesday 29 October 2003
Redeemable B Shares expected to be admitted to trading on the London Stock Exchange and dealings commence	8.00am on Monday 3 November 2003
Redeemable B Shares redeemed by the Company pursuant to Redemption Forms or share certificates validly completed and received by 29 October 2003	Monday 3 November 2003
Redeemable B Shares entered into CREST	Monday 3 November 2003
Despatch of cheques in respect of Redeemable B Shares redeemed	by Monday 3 November 2003
Despatch of share certificates in respect of the Redeemable B Shares	by Wednesday 5 November 2003

If any of the above times or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on the Regulatory News Service of the London Stock Exchange.

Letter from the Chairman of Elementis plc

Elementis plc

Registered in England and Wales No. 3299608

Registered office:
Ash House
Fairfield Avenue
Staines
TW8 4ES, UK

26 September 2003

To Shareholders and, for information only, to holders of Loan Notes.

Dear Shareholder

Introduction

On 29 July 2003, Elementis announced its interim results and stated its decision to issue further Redeemable B Shares. This document gives you details of the issue and related redemption offer.

Issue of Redeemable B Shares

The Board is not proposing to pay an interim ordinary dividend. Instead, as in previous years, there will be a capitalisation issue of Redeemable B Shares out of the Company's merger reserve. By not paying an interim dividend the Company is able to recover ACT previously paid; in 2002 the Company recovered £1.5 million. The Board will consider making further redeemable share issues until all surplus ACT is utilised.

The new Redeemable B shares will be allotted to holders of Ordinary Shares on the Company's register of members on 29 October 2003 on the basis of 1.1 Redeemable B Share for every 1 Ordinary Share. Where the issue of Redeemable B Shares would result in Shareholders holding a fraction of a Redeemable B Share, this will be rounded up to the nearest whole Redeemable B Share. The allotment is coupled with an offer to redeem these new shares for cash at their nominal value of 1 penny per share on 3 November 2003.

The new Redeemable B Shares will have a nominal value of 1 penny each. They will carry a non-cumulative preferential dividend at a rate of 75 per cent of six month LIBOR per annum. The Redeemable B Shares should be qualifying investments for the purposes of the relevant PEP and ISA regulations. The B Preferential Dividend will be paid six months in arrears with the first dividend for this issue being payable in May 2004.

Action to be taken to redeem Redeemable B Shares

Holders of Redeemable B Shares may elect to have all or part of their holdings of Redeemable B Shares redeemed on 3 November 2003 by completing and returning the Redemption Form by 29 October 2003 to Lloyds TSB Registrars, P.O. Box 2222, WORTHING, West Sussex BN99 3DW in the enclosed reply-paid envelope. Further information on completing and returning the Redemption Form is set out in paragraph 4 of Part 1 of this document.

If you do not wish to have your Redeemable B Shares redeemed on 3 November 2003, you need take no further action. The Board, at its discretion, may make redemption offers in the future so as to give such holders of Redeemable B Shares further opportunity to have them redeemed at their nominal value

Redemption offer in respect of existing Redeemable B Shares

A further offer is being made to holders of existing Redeemable B Shares to redeem these shares at their nominal value on 3 November 2003. Such holders should read the letter entitled 'Notice of a further redemption offer for the Elementis plc Redeemable B Shares' for details of the action which they should take if they wish to accept this offer.

The attention of shareholders who are not resident in the United Kingdom is drawn to paragraph 1 of Part III of this document.

Recommendation

Your Board, considers the issue of Redeemable B Shares and the making of the related Redemption Offer to be in the best interests of the Company and Shareholders as a whole. The Directors intend to accept the Redemption Offer for all the Redeemable B Shares received in respect of their own beneficial holdings.

Yours faithfully

Jonathan Fry
Chairman

1. Issue of the new Redeemable B Shares

Pursuant to the authorities given at the Annual General Meeting of the Company held on 28 April 2000, the Board will capitalise a sum of up to £4.8 million standing to the credit of the Company's merger reserve and will apply this sum in paying up in full such number of Redeemable B Shares as is equal to 1.1 times the number of Ordinary Shares in issue on the Record Date. Based on the existing issued share capital as at the date of this document, this would lead to an issue of up to 474,770,713 Redeemable B Shares.

If holders of options to subscribe for shares in the Company which are exercisable prior to the Record Date under the Employee Share Schemes elect to exercise all such options prior to that date, then the amount that would be capitalised could be increased by up to £31,361.26 which would be applied in paying up in full up to 3,136,126 Redeemable B Shares. However, Redeemable B Shares will not be issued to option holders under the Employee Share Schemes and the rights of such option holders will not be affected by the issue and redemption of the Redeemable B Shares.

The Redeemable B Shares will be allotted to Shareholders on the Company's register of members on the Record Date on the basis of 1.1 Redeemable B Share for every Ordinary Share then held. Where the issue of Redeemable B Shares would result in Shareholders holding a fraction of a Redeemable B Share, this will be rounded up to the nearest whole Redeemable B Share. The names of all qualifying Redeemable B Shareholders will be entered into the register of members on 3 November 2003. No Redeemable B Shares will be marketed or made available in whole or part to the public.

2. Details of the new Redeemable B Shares

The Redeemable B Shares will carry a non-cumulative preferential dividend of 75 per cent of the LIBOR for six month deposits in pounds sterling per annum (exclusive of withholding tax deductible therefrom). B Preferential Dividends on the Redeemable B Shares will be paid six monthly in arrears on 2 May and 2 November in each year (or, if such date is not a business day, on the next business day). The next B Preferential Dividend will be paid on 3 May 2004 in respect of the dividend calculation period commencing on 2 November 2003. The Redeemable B Shares will carry limited voting rights and do not rank *pari passu* with the existing Ordinary Shares. The new Redeemable B Shares will however rank pari passu with the existing Redeemable B Shares.

The rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association are summarised in paragraph 6 of this Part 1.

3. Listing of the new Redeemable B Shares

The existing Redeemable B Shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. Application has been made for the new Redeemable B Shares to be admitted to the Official List and dealings are expected to commence on 3 November 2003.

The Redeemable B Shares will be in registered form. Elementis has applied for the Redeemable B Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of market transactions and future redemptions of Redeemable B Shares may take place within the CREST system.

The expenses of, or in connection with, the issue of Redeemable B Shares which are payable by the Company are estimated to amount to approximately £0.06 million (excluding value added tax, if any).

4. Redemption of the new Redeemable B Shares

The Redeemable B Shares are redeemable at their nominal value of 1 penny each as follows:

- at a Shareholder's option on 3 November 2003 or during any other period when the Company declares that Shareholders can elect to have their Redeemable B Shares redeemed;
- at the Company's option at any time if more than 90 per cent of the Redeemable B Shares in issue have then been redeemed; and
- at the Company's option on or after 27 April 2005.

All Redeemable B Shares which are redeemed will be cancelled and will not be reissued.

As described in above and subject to listing of the Redeemable B Shares on the Official List, the Company will offer to redeem the Redeemable B Shares on 3 November 2003.

Any further redemption offers for Redeemable B Shares will be made from time to time by announcement through the Regulatory News Service of the London Stock Exchange and the Company will send a letter to Redeemable B Shareholders advising them of any such redemption offers.

(a) *Action to be taken by Shareholders wishing to have their Redeemable B Shares redeemed in Full*

A Redemption Form is enclosed for use by Shareholders who hold their Redeemable B Shares in either certificated or uncertificated form. If this form is validly completed and returned to the Company's registrars, Lloyds TSB Registrars, by 5.00pm on 29 October 2003, Shareholders will be entitled to have all or part of their holdings of Redeemable B Shares redeemed on 3 November 2003. It is expected that cheques in respect of the proceeds of redemption of any Redeemable B Shares on 3 November will be despatched by post to Shareholders by 3 November 2003. Shareholders who do so will have their names entered in the register of Redeemable B Shareholders but no share certificates will be despatched to them.

Any authority conferred by or agreed to by execution of the Redemption Form shall not be affected by, and any such authority shall survive, the death or incapacity of the Shareholder executing such form. All obligations of such Shareholder shall be binding upon the heirs, personal representatives, successors and assignees of such Shareholder. The Company reserves the right at its sole discretion to reject any Redemption Forms if redemption pursuant to them would be illegal. Redemption Forms are sent to the Company's registrars at the Shareholders' risk.

(b) *Action to be taken by Shareholders wishing to have their Redeemable B Shares redeemed in Part*

Shareholders who wish to redeem part but not all of their holdings of Redeemable B Shares should telephone Lloyds TSB Registrars on 0870 600 3966 between 9.00am and 5.00pm on any business day for instructions.

(c) *Action to be taken by Shareholders not wishing to have their Redeemable B Shares redeemed*

Shareholders who do not wish to have their Redeemable B Shares redeemed need take no action. Shareholders who hold their Ordinary Shares in uncertificated form and have not given instructions for redemption will have their CREST accounts credited with the Redeemable B Shares following Admission. The Company expects to despatch, by post, by 5 November 2003 definitive share certificates in respect of any Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed. Temporary documents of title will not be issued and, pending despatch of definitive share certificates, transfers of Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed will be certified against the registers held by the Company's registrars. The share certificates will not be renounceable.

(d) *Further Redemption Offers*

After 3 November 2003, Redeemable B Shares will only be redeemed if the Board decides, at its discretion, to make a further redemption offer. Any such offer will be announced by the Company.

5. Despatch of documents

All certificates, cheques and other documents will be despatched to Shareholders at their risk. In the case of joint Shareholders, all documents will be posted to the registered address of the first named Shareholder on the Company's register of members at their risk.

6. Rights and restrictions attaching to Redeemable B Shares

The rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association (the "Articles") are summarised as follows:

(a) *Income*

(i) The holders of the Redeemable B Shares are entitled to a non-cumulative preferential dividend ("the B Preferential Dividend") to be paid out of the profits of the Company available for

distribution in priority to any payment of dividend to the holders of Ordinary Shares. In this paragraph, the expression "non-cumulative" in relation to the B Preferential Dividend, means that the dividend payable on each Payment Date (as defined below) is payable out of the profits of the Company available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting periods) without any right in the case of deficiency to pay B Preferential Dividends out of profits made in subsequent periods. The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits of the Company.

(ii) The dividend shall be paid half-yearly on 2 May and 2 November of each year or, if any such date is not a business day (as defined in the Articles), on the next day which is a business day (without any interest or payment in respect of such delay) (each a "Payment Date"). In this paragraph, each six monthly period ending on 2 May or 2 November is a "Calculation Period".

(iii) The rate per annum of the B Preferential Dividend (exclusive of any associated tax credit relating thereto or withholding tax deductible therefrom) shall be 75 per cent of the LIBOR for six month deposits in pounds sterling. The rate of the B Preferential Dividend for each Calculation Period is 37.5 per cent of the LIBOR per annum for six month deposits in sterling determined in accordance with the provisions of the Articles. If Redeemable B Shares are issued on a day which is not a Payment Date, the B Preferential Dividend in respect of those Redeemable B Shares for that Calculation Period shall be reduced pro rata to the number of days remaining in that Calculation Period.

(iv) Payments of B Preferential Dividends shall be made to holders on the register of members of the Company on a date selected by the Directors being not less than 15 days nor more than 42 days (or, in default of selection by the Directors, the date falling 15 days) prior to the relevant Payment Date. The aggregate dividend due to each Redeemable B Shareholder will be rounded down to the nearest whole penny.

(v) All B Preferential Dividends which are unclaimed for a period of 12 years from the date when the dividend became due for payment shall be forfeited and shall revert to the Company.

(b) *Capital*

On a return of capital on a winding-up, the holders of the Redeemable B Shares shall be entitled, in priority to any payment to the holders of any other class of shares, to the repayment of the nominal capital paid up or credited as paid up on the Redeemable B Shares held by them, together with a sum equal to the proportionate B Preferential Dividend which would have been payable if the then current Calculation Period had commenced on the date following the preceding Payment Date and ended on the date of the return of capital. The aggregate amount due to each Redeemable B Shareholder on the return of capital on a winding-up will be rounded down to the nearest whole penny.

The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits or assets of the Company. If on a return of capital the amounts available for payment are insufficient to cover in full the amounts payable on the Redeemable B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(c) *Voting and general meetings*

The holders of the Redeemable B Shares are not entitled in respect of their holdings of such shares to receive notice of any general meeting of the Company or to attend, speak or vote at any such general meeting except any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of the Redeemable B Shares have the right to attend the general meeting and are entitled to speak and vote only on such resolution. Where the holders of Redeemable B Shares are entitled to vote at a general meeting of the Company upon any such resolution being proposed at such general meeting, on a show of hands every holder of Redeemable B Shares who (being an individual) is present in person or (being a corporation) is present by representative or proxy will have one vote and on a poll every Redeemable B Shareholder present in person (or, being a corporation, by a representative) or by proxy will have one vote for every Redeemable B Share held by him.

(d) *Redemption*

The Company may at any time declare a redemption period during which Redeemable B Shareholders can elect to have their Redeemable B Shares redeemed at their 1 penny nominal value and on the terms and conditions announced by the Company at that time. Such terms and conditions may include a requirement that only Redeemable B Shares which have been in issue for a minimum period will qualify for redemption. On or after 27 April 2005, the Company shall have the option of redeeming any Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

In addition, if at any time the aggregate nominal value of the Redeemable B Shares in issue is less than 10 per cent of the aggregate nominal value of all Redeemable B Shares issued prior to that time, the Company may elect to redeem all of the Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

(e) *Purchase of Redeemable B Shares*

The Company will not require the sanction or the consent of the holders of the Redeemable B Shares for the purchase or redemption of shares of any class in the Company (including Ordinary Shares and/ or Redeemable B Shares).

(f) *Class rights*

The Company will be entitled from time to time to effect a reduction of its capital (other than the capital paid up on the Redeemable B Shares and subject to the provisions of the Companies Act) and to create, allot and issue further shares, whether ranking pari passu with, in priority to or deferred to the Redeemable B Shares, and such reduction of capital or creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the Redeemable B Shares and whether or not the same confer on the holders voting rights more favourable than those conferred by the Redeemable B Shares) shall be deemed not to involve a variation of the rights attaching to the Redeemable B Shares for any purpose.

(g) *Transfers*

The Redeemable B Shares are transferable by instrument of transfer in usual or common form.

1. General

The comments below are intended as a general guide to certain aspects of the tax position under United Kingdom law and Inland Revenue practice as at 26 September 2003 of Shareholders who, unless express reference is made to non-United Kingdom residents, are resident or ordinarily resident in the United Kingdom for tax purposes and who hold their shares as investments and not as securities to be realised in the course of a trade. **Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.**

2. Redeemable B Shares

(a) Issue of Redeemable B Shares

The issue of Redeemable B Shares will not itself create any charge to United Kingdom income tax or United Kingdom taxation of chargeable gains.

For the purposes of United Kingdom taxation of chargeable gains, the issue of Redeemable B Shares to Shareholders will be treated as a reorganisation of the share capital of the Company. Accordingly:

(i) a Shareholder in receipt of Redeemable B Shares will not be treated as making a disposal of all or part of that Shareholder's existing holding of Ordinary Shares by reason of this issue;

(ii) the Redeemable B Shares will be treated as the same asset as, and as having been acquired at the same time as, the Shareholder's existing holding of Ordinary Shares. Accordingly the new combined holding of Redeemable B Shares and Ordinary Shares (together the "New Holding") will have the same aggregate base cost as the existing holding of shares in the Company immediately before this issue; and

(iii) on a subsequent disposal (including a redemption) of the whole or any part of the New Holding, the Shareholder's base cost in respect of the New Holding will be apportioned between the Ordinary Shares and the Redeemable B Shares to be issued by reference to their respective market values on the first day after issue on which market values or prices are quoted or published for both (or all) classes of shares, as derived from the Official List. If a Shareholder holds existing Redeemable B shares which were issued previously and have not yet been redeemed, the base cost of those shares is unaffected by the issue of the Redeemable B shares issued in accordance with this circular.

(b) Redemption of Redeemable B Shares

The payment by the Company of the nominal value of the Redeemable B Shares on their redemption will not constitute an income distribution for United Kingdom tax purposes. Accordingly:

(i) no part of the proceeds received by a Shareholder pursuant to the redemption will be an income receipt in that Shareholder's hands for United Kingdom tax purposes. Those proceeds will not carry any entitlement to a tax credit and, in the hands of a corporate Shareholder, will not constitute franked investment income; and

(ii) a Shareholder who disposes of the whole or part of that Shareholder's holding of Redeemable B Shares pursuant to the Redemption Offer may, depending on that Shareholder's circumstances, be charged to capital gains tax or (in the case of a company) corporation tax on the amount of any chargeable gain realised. In computing such gain, the base cost of the Redeemable B Shares is calculated in the manner described at (a)(iii) above.

Where the Shareholder is an individual:

(i) no tax will be payable on any gain realised on the redemption if the amount of the chargeable gain, when aggregated with any other chargeable gains realised by the Shareholder in the year of assessment in question, does not exceed the annual allowance of tax-free gains; and

(ii) if that Shareholder acquired his existing Ordinary Shares prior to 1 April 1998 the indexation allowance will be available in respect of that part of the base cost in the existing Ordinary Shares (apportioned to the Redeemable B Shares in the manner described at (a)(iii) above) until the end of April 1998 (save to the extent that this creates or increases a capital loss). No indexation allowance will be available where an individual Shareholder acquired his existing Ordinary Shares after 31 March 1998. For periods after 5 April 1998 taper relief will apply so that the effective rate of capital gains tax on any gain on a redemption of Redeemable B Shares by an individual will be reduced the longer existing Ordinary Shares and then the Redeemable B Shares which in each case are non-business assets are held after 5 April 1998, up to a maximum of ten years. Where an individual Shareholder held his existing Ordniary Shares at 17 March 1998, he will be treated as having held the Redeemable B Shares for an extra year for the purposes of taper relief.

(c) *Stamp duty and stamp duty reserve tax*

No stamp duty or stamp duty reserve tax arises on the issue or redemption of Redeemable B Shares.

(d) *Dividends*

The United Kingdom tax treatment of dividends paid on the Redeemable B Shares will be exactly the same as the tax treatment of dividends paid on Ordinary Shares.

1. Non-United Kingdom resident Shareholders

Shareholders who are not resident in the United Kingdom should consult their professional advisers to ascertain whether the effect of the Redemption Offer or subsequent disposal of Redeemable B Shares by them will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident or to which they are subject. In particular, it is the responsibility of any Shareholder not resident in the United Kingdom wishing to redeem Redeemable B Shares or otherwise dispose of any shares in the Company to satisfy himself fully as to observance of any government, exchange control or other consents which may be required or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction. The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Neither this document nor any other document issued or to be issued by or on behalf of the Company in connection with the redemption of Redeemable B Shares constitutes an invitation or offer to redeem Redeemable B Shares in any jurisdiction in which such invitation or offer is unlawful.

In particular, but without prejudice to the generality of the foregoing, the Redeemable B Shares have not been and will not be registered under the US Securities Act of 1933, as amended or the state securities laws of any state of the United States and such shares may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of such laws.

2. Registrars

The registrars for the Redeemable B Shares will be Lloyds TSB Registrars, P.O. Box 2222, Worthing, West Sussex, BN99 3DW.

3. Authorised share capital

The Company has an authorised share capital of £157,000,000.

4. Loan Note Holders

The issue of the Redeemable B Shares will not affect holders of Loan Notes. This document is sent to such holders for information purposes only.

5. General

All questions as to validity, form and eligibility in relation to the Redemption Form will be determined by the Company (which may delegate this power in whole or part to Lloyds TSB Registrars) and such determination shall be final and binding.

6. Change of Registered Office

The Company is to change the address of its registered office to Elementis House, 56 Kingston Road, Staines, Middlesex, TW18 4ES with effect from 29 September 2003.

Definitions

The following terms apply throughout this document unless the context otherwise requires.

"ACT"	advance corporation tax
"Admission"	the admission of the Redeemable B Shares to the Official List and to trading on the London Stock
"B Preferential Dividend"	non-cumulative preferential dividend paid to holders of the Redeemable B Shares
"Board" or "Directors"	the Directors of Elementis plc as at the date of this document
"business day"	a day upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London
"Calculation Period"	each six monthly period ending on 2 May or 2 November by reference to which the B Preferential Dividend is calculated
"Companies Act"	the Companies Act 1985 (as amended)
"Company" or "Elementis"	Elementis plc
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulation 1995) in respect of which CRESTCo Limited is the operator
"Existing Redeemable B Shares"	the Redeemable B Shares of 1 penny each in the capital of the Company which were issued on 2 May 2000 and/or 2 November 2000 and/or 2 May 2001 and/or 2 November 2001 and/or 2 May 2002 and/or 2 November 2002 and/or 2 May 2003 which remain outstanding
"Group"	the Company and its subsidiary undertakings
"LIBOR"	London inter-bank offered rate
"Loan Notes"	the floating rate unsecured loan notes of 56 pence nominal value each of the Company
"London Stock Exchange"	London Stock Exchange plc
"Official List"	the Official List maintained by the UK Listing Authority of securities admitted to listing
"Ordinary Shares"	an ordinary share of 5 pence in the share capital of the Company
"Payment Date"	2 May and 2 November in each year or, if any such day is not a business day, the next business day
"Record Date"	the record date for the proposed bonus issue of Redeemable B Shares, being the close of business on 29 October 2003
"Redeemable B Shares"	the redeemable B shares of 1 penny each in the capital of the Company proposed to be issued on the terms set out in this document
"Redeemable B Shareholder"	a holder of Redeemable B Shares
"Redemption Form"	the form accompanying this document for acceptance of the Redemption Offer

"Redemption Offer"	the offer by the Company to redeem Redeemable B Shares on 3 November 2003 on the terms and conditions set out in this document
"Shareholder"	a holder of Ordinary Shares
"UK Listing Authority"	the Financial Services Authority as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"US"	the United States of America and its territories and possessions and any state of the United States of America and the District of Columbia

SCHEDULE 3A

04 MAR -2 AM 7:21

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority 29 October 2003

Details of securities to be listed

Elementis plc ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital

Authorised		Denomination	Issued and paid up (inclusive of present issue)
12,500,000,000	in	**1 penny**	**657,331,818**
	in		
	in		
£125,000,000			**£6,573,318.18**

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities

Nominal value	Redemption date	Coupon
N/A		
£		

Please specify where the issuer is listed and the nature of the listing
Primary London – **full listing**
Secondary **N/A**

Please specify on which RIEs the issuer has applied to have its securities traded

London Stock Exchange
Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
474,809,266 redeemable B shares of 1 penny each

Type of issue for which application is being made
Capitalisation issue

Confirmation
We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:
(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;
(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and
(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.
We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.
We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed A.S. White
Director or secretary or other duly authorised officer for and on behalf of **Deputy Company Secretary**
Name of issuer **Elementis plc**

To be completed in all cases

Application to be heard on:	**31 October 2003**
Admission expected to be effective on:	**3 November 2003**

Name(s) of contact(s) at issuer regarding the Application	**Alison White (Elementis), Rakesh Sharma (Cazenove)**
Telephone number:	**01784 227022, 0207 155 4614**

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

*This form of application should be submitted to Securities Management, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than **2 business days prior** to the consideration of the application for admission to trading.*

If you require assistance, please call Securities Management on +44 (0) 20 7797 1579.

To: London Stock Exchange

1. **Full name of issuer:** Elementis plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** *Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

474,809,266 redeemable B shares of 1 penny each

3. **Type of issue for which application is being made:** Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants

Capitalisation issue

4. **Are the securities for which application is now made identical* in all respects**

(a) **with each other?** **YES**

(b) **with an existing class of security?** **YES**

If you answered NO to either question how do the securities differ and when will they become identical?

N/A

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought <u>were/will be</u> issued on:**

Date: 5 November 2003

Please indicate whether the certificates are in registered or bearer form: **REGISTERED**

Note in relation to Question 4:

*****identical*** *means in this context:*

(a) the securities are of the same nominal value with the same amount called or paid up;
(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and
(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Default place of settlement (system): CREST

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: A.S. White **Date:** 30 · October 2003

Director or secretary or other duly authorised officer, for and on behalf of

Name issuer Elementis plc

Application to be considered on (date): 31 October 2003

Dealings expected to commence on (date): 3 November 2003

Contact at the issuer: Deputy Company Secretary

Name: Alison White

Email address: alison.white@elementis-eu.com

Telephone number: 01784 227022

Contact at nominated representative (if applicable):

Name: Rakesh Sharma (Cazenove)

Email address: Rakesh.sharma@cazenove.com

Telephone number: 020 7155 4614

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news. NO

Please confirm that the issuer of these securities belongs in the United Kingdom (UK) for the purposes of UK Value Added Tax (VAT), based upon the issuer's place of incorporation and business establishment being the UK. YES

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